UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IHEARTMEDIA, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45174J509
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45174J509	13G

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 45174J509	13G

Item 1 (a).	Name of Issuer:

iHeartMedia, Inc. (“Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

20880 Stone Oak Parkway
San Antonio, TX 78258

Item 2 (a).	Name of Person Filing:

Thomas H. Lee Advisors, LLC. (the “Reporting Person”)

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Thomas H. Lee Advisors, LLC
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

Item 2 (c).	Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”)

Item 2 (e).	CUSIP Number:

45174J509

Item 3.	Not Applicable

Item 4	Ownership

(a) through (c):
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover page to this Amendment No. 1 to Schedule 13G and incorporated herein by reference.

On May 1, 2019, pursuant to that certain Modified Fifth Amended Joint Chapter 11 Plan of Reorganization of iHeartMedia, Inc. and Its Debtor Affiliates (the “Plan”), all of the Issuer’s Class A common stock, Class B common Stock and Class C common stock outstanding prior to the effectiveness of the Plan were cancelled. On May 1, 2019, the Issuer issued new Class A common stock, new Class B common stock and special warrants in accordance with the Plan.  Each special warrant may be exercised to purchase one share of new Class A common stock or new Class B common stock pursuant to the Global Warrant Agreement between the Issuer and Computershare, N.A., subject to certain restrictions and approvals described in the Issuer’s Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on May 2, 2019 (the “Special Warrants”).

CUSIP NO. 45174J509	13G

As of December 31, 2019, Clear Channel Capital IV, LLC (“CC IV”) directly owned 0 shares of Class A Common Stock and 962 Special Warrants, which may be deemed to be indirectly owned by the Reporting Person, which is the general partner of Thomas H. Lee Partners, L.P. (“THLP”), which is the sole member of THL Equity Advisors VI, LLC (“THL Advisors”), which is the general partner of Thomas H. Lee Equity Fund VI, L.P. (the “THL Fund”), which holds 50% of the limited liability company interests in CC IV.

As of December 31, 2019, Clear Channel Capital V, L.P. (“CC V”) directly owned 0 shares of Class A Common Stock and 102,179 Special Warrants, which may be deemed to be indirectly owned by the Reporting Person, which is the general partner of THLP, which is the sole member of THL Advisors, which is the general partner of each of the THL Fund and THL Equity Fund VI Investors (Clear Channel), L.P., which hold collectively 50% of the limited partnership interests in CC V. THL Advisors also holds 50% of the limited liability company interests in CC V Manager, which is the general partner of CC V.

The Reporting Person expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than 5 percent of the Common Stock, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Person to Items 2(a) and 4(a) are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP NO. 45174J509	13G

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	THOMAS H. LEE ADVISORS, LLC

	By:	THL Holdco, LLC, its managing member

	By:	/s/ Mark A. Garcia
Name: Mark A. Garcia
Title: Chief Financial Officer, Funds